Exhibit 99.1

Allot Announces Second Quarter 2020 Financial Results

Q2 2020 revenue grew by 23% year-over-year

Reconfirms 2020 revenue guidance between $135-140 million

Hod Hasharon, Israel – August 4, 2020 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for communication service providers and enterprises worldwide, today announced its unaudited second quarter 2020 financial results.

Highlights of the Second Quarter

•	Second quarter revenues were $32.8 million, up 23% year-over-year;

•	Non-GAAP gross margin increased to 70.7%, up from 69.8% in the second quarter of 2019;

•	GAAP gross margin increased to 70.0%, up from 68.7% in the second quarter of 2019;

•	Non-GAAP net loss of $2.4 million and GAAP net loss $3.6 million; Net loss includes a $1.5 million doubtful debt expense from a system integrator in Latin America experiencing financial difficulties;

•	Since the May 2020 first quarter earnings call, two recurring security revenue expansion deals were signed with existing customers

Financial Outlook

•
Management reiterates its prior-issued guidance, with expectations for full year 2020 revenues to be between $135 - $140 million, representing accelerated double-digit growth over those of 2019. In addition, management expects that third quarter revenue will exceed those reported for the second quarter of 2020;

•	Management continues to expect to be profitable in the fourth quarter this year;

•
Management continues to expect to close additional Recurring Security Revenue deals in 2020 and reiterates that the MAR* (maximum annual revenue potential of concluded transactions) of new deals expected to be signed in 2020 should exceed $140 million.

Management Comment

Erez Antebi, President & CEO of Allot, commented: “We are very pleased with our performance in the second quarter.  We grew revenues 23% year-over-year, while improving gross margins and continuing our advance to profitability.”

Continued Mr. Antebi, “COVID-19 continues to present Allot with both challenges and opportunities.  While it is taking longer to close deals and the absence of travel is challenging business development activities, we are continuing to work towards meeting our goals and are on track to achieving our original 2020 plan.  I believe that in the long-term, the growing need for successful connectivity and the increased amount of threats consumers face on the internet, will further increase demand for Allot’s solutions.”

Second Quarter 2020 Financial Results Summary

Total revenues for the second quarter of 2020 were $32.8 million, an increase of 23% compared to $26.6 million in the second quarter of 2019.

Gross profit on a GAAP basis for the second quarter of 2020 was $23.0 million (gross margin of 70.0%), compared with $18.3 million (gross margin of 68.7%) in the second quarter of 2019, representing a 26% improvement.

Gross profit on a non-GAAP basis for the second quarter of 2020 was $23.2 million (gross margin of 70.7%), a 25% improvement compared with $18.5 million (gross margin of 69.8%) in the second quarter of 2019.

Net loss on a GAAP basis for the second quarter of 2020 was $3.6 million, or $0.10 per basic share, compared with a net loss of $1.5 million, or $0.04 per basic share, in the second quarter of 2019.

Non-GAAP net loss for the second quarter of 2020 was $2.4 million, or $0.07 per basic share, compared with a non-GAAP net loss of $2.1 million, or $0.06 per basic share, in the second quarter of 2019.

It is noted that the operating expenses for the second quarter of 2020 include a doubtful debt expense of $1.5 million.

Cash and investments as of June 30, 2020 totaled $109.2 million, compared with $110.7 million, as of March 31, 2020.

# # #

Conference Call & Webcast

The Allot management team will host a conference call to discuss second quarter 2020 earnings results today, August 4, 2020 at 8:30 am ET, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers:

US:  1-888-407-2553, UK: 0-800-917-5108, Israel: +972-3-918-0610

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

Additional Resources

Allot Blog: https://www.allot.com/blog
Follow us on Twitter: @allot_ltd
Follow us on LinkedIn: https://www.linkedin.com/company/allot-communications

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot's multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry leading network-based security as a service solution has achieved over 50% penetration with some service providers and is already used by over 23 million subscribers in Europe.

Allot. See. Control. Secure.

For more information, visit www.allot.com

*MAR (maximum annual revenue potential of concluded transactions) was estimated by Allot upon transaction signature and constitutes an approximation of the theoretical annual revenues Allot would receive if 100% of the customer’s subscribers, as estimated by Allot, signed up for the service.

GAAP to Non-GAAP Reconciliation

Non-GAAP net income is defined as GAAP net income after excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment, exchange rate differences related to revaluation of assets and liabilities denominated in non-dollar currencies and other acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: those related to the COVID-19 pandemic, our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact GK Investor Relations Ehud Helft +1 646 201 9246 allot@gkir.com	Public Relations Contact Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

TABLE  - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	$32,790	$26,554	$62,079	$51,896
Cost of revenues	9,838	8,301	17,448	15,594
Gross profit	22,952	18,253	44,631	36,302

Operating expenses:
Research and development costs, net	10,396	7,633	19,095	14,807
Sales and marketing	11,780	11,209	23,302	22,686
General and administrative	4,554	923	7,595	3,628
Total operating expenses	26,730	19,765	49,992	41,121
Operating loss	(3,778)	(1,512)	(5,361)	(4,819)
Financial and other income, net	717	571	868	1,103
Loss before income tax expenses	(3,061)	(941)	(4,493)	(3,716)

Tax expenses	553	592	781	1,150
Net Loss	(3,614)	(1,533)	(5,274)	(4,866)

Basic net loss per share	$(0.10)	$(0.04)	$(0.15)	$(0.14)

Diluted net loss per share	$(0.10)	$(0.04)	$(0.15)	$(0.14)

Weighted average number of shares used in computing basic net loss per share	34,917,617	34,213,724	34,771,624	34,099,428

Weighted average number of shares used in computing diluted net loss per share	34,917,617	34,213,724	34,771,624	34,099,428

TABLE  - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
GAAP cost of revenues	$9,838	$8,301	$17,448	$15,594
Share-based compensation (1)	(86)	(61)	(153)	(121)
Amortization of intangible assets (2)	(152)	(232)	(304)	(464)
Non-GAAP cost of revenues	$9,600	$8,008	$16,991	$15,009

GAAP gross profit	$22,952	$18,253	$44,631	$36,302
Gross profit adjustments	238	293	457	585
Non-GAAP gross profit	$23,190	$18,546	$45,088	$36,887

GAAP operating expenses	$26,730	$19,765	$49,992	$41,121
Share-based compensation (1)	(1,146)	(782)	(2,003)	(1,467)
Amortization of intangible assets (2)	-	(189)	-	(377)
Income (Expenses) related to M&A activities (3)	(137)	1,832	(34)	1,537
Non-GAAP operating expenses	$25,447	$20,626	$47,955	$40,814

GAAP financial and other income	$717	$571	$868	$1,103
Exchange rate differences*	(316)	(31)	(98)	(33)
Non-GAAP Financial and other income	$401	$540	$770	$1,070

GAAP taxes on income	$553	$592	$781	$1,150
Tax expenses in respect of net deferred tax asset recorded	(15)	(17)	(75)	(33)
Non-GAAP taxes on income	$538	$575	$706	$1,117

GAAP Net Loss	$(3,614)	$(1,533)	$(5,274)	$(4,866)
Share-based compensation (1)	1,232	843	2,156	1,588
Amortization of intangible assets (2)	152	421	304	841
Income (Expenses) related to M&A activities (3)	137	(1,832)	34	(1,537)
Exchange rate differences	(316)	(31)	(98)	(33)
Tax expenses in respect of net deferred tax asset recorded	15	17	75	33
Non-GAAP Net Loss	$(2,394)	$(2,115)	$(2,803)	$(3,974)

GAAP Loss per share (diluted)	$(0.10)	$(0.04)	$(0.15)	$(0.14)
Share-based compensation	0.04	0.02	0.06	0.05
Amortization of intangible assets	0.00	0.02	0.01	0.02
Expenses (Income) related to M&A activities	0.00	(0.06)	0.00	(0.05)
Exchange rate differences	(0.01)	(0.00)	(0.00)	(0.00)
Non-GAAP Net loss per share (diluted)	$(0.07)	$(0.06)	$(0.08)	$(0.12)

Weighted average number of shares used in computing GAAP diluted net loss per share	34,917,617	34,213,724	34,771,624	34,099,428

Weighted average number of shares used in computing non-GAAP diluted net loss per share	34,917,617	34,213,724	34,771,624	34,099,428

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

TABLE  - 2 cont.
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
	(Unaudited)		(Unaudited)

(1) Share-based compensation:
Cost of revenues	$86	$61	$153	$121
Research and development costs, net	361	214	603	383
Sales and marketing	533	327	911	610
General and administrative	252	241	489	474
	$1,232	$843	$2,156	$1,588

(2) Amortization of intangible assets
Cost of revenues	$152	$232	$304	$464
Sales and marketing	-	189	-	377
	$152	$421	$304	$841

(3) Expenses (Income) related to M&A activities
General and administrative	$-	$(1,947)	$-	$(1,947)
Research and development costs, net	$137	$115	34	410
	$137	$(1,832)	$34	$(1,537)

TABLE  - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2020	2019
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$30,542	$16,930
Short-term bank deposits	15,000	5,557
Restricted deposit	23,154	23,183
Available-for-sale marketable securities	40,038	61,012
Trade receivables, net	21,524	29,008
Other receivables and prepaid expenses	8,128	6,528
Inventories	17,266	10,668
Total current assets	155,652	152,886

LONG-TERM ASSETS:
Restricted deposit	440	10,913
Severance pay fund	390	387
Operating lease right-of-use assets	5,740	6,368
Deferred taxes	413	517
Other assets	767	926
Total long-term assets	7,750	19,111

PROPERTY AND EQUIPMENT, NET	10,146	8,135
GOODWILL AND INTANGIBLE ASSETS, NET	34,732	35,037

Total assets	$208,280	$215,169

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$7,476	$11,676
Deferred revenues	31,387	36,360
Short-term operating lease liabilities	3,111	3,151
Other payables and accrued expenses	22,605	22,255
Total current liabilities	64,579	73,442

LONG-TERM LIABILITIES:
Deferred revenues	8,778	5,262
Long-term operating lease liabilities	3,065	3,820
Accrued severance pay	797	794
Total long-term liabilities	12,640	9,876

SHAREHOLDERS' EQUITY	131,061	131,851

Total liabilities and shareholders' equity	$208,280	$215,169

TABLE  - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:

Net Loss	$(3,614)	$(1,533)	$(5,274)	$(4,866)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	897	617	1,685	1,233
Stock-based compensation related to options granted to employees	1,232	843	2,156	1,588
Amortization of intangible assets	152	421	304	841
Increase (Decrease) in accrued severance pay, net	(1)	15	-	(50)
Decrease (Increase) in other assets	(1)	(344)	159	(277)
Decrease in accrued interest and amortization of premium on marketable securities	57	164	228	241
Changes in operating leases, net	544	588	(167)	382
Decrease in trade receivables	1,616	6,823	7,484	4,230
Decrease (Increase) in other receivables and prepaid expenses	(518)	773	(919)	(374)
Decrease (Increase) in inventories	(2,113)	1,676	(6,598)	(234)
Decrease (Increase) in long-term deferred taxes, net	20	(149)	104	(182)
Decrease in trade payables	(6,468)	(3,769)	(4,200)	(1,212)
Increase (Decrease) in employees and payroll accruals	1,024	517	(301)	1,540
Increase (Decrease) in deferred revenues	4,169	1,915	(1,457)	1,323
Increase (Decrease) in other payables, accrued expenses and other long term liabilities	2,235	(7,923)	517	(6,030)
		-	-	-
Net cash provided by (used in) operating activities	(769)	634	(6,279)	(1,847)

Cash flows from investing activities:
Decrease (Increase) in restricted deposit	9,002	42	10,502	(41)
Redemption of (Investment in) short-term deposits	(14,200)	933	(9,443)	4,919
Purchase of property and equipment	(2,345)	(748)	(3,696)	(1,477)
Investment in available-for sale marketable securities	-	(13,020)	(375)	(24,604)
Proceeds from redemption or sale of available-for sale marketable securities	8,523	12,190	21,446	23,569
Net cash provided by (used in) investing activities	980	(603)	18,434	2,366

Cash flows from financing activities:

Exercise of employee stock options	837	56	1,457	662
Net cash provided by financing activities	837	56	1,457	662

Increase in cash and cash equivalents	1,048	87	13,612	1,181
Cash and cash equivalents at the beginning of the period	29,494	17,430	16,930	16,336

Cash and cash equivalents at the end of the period	$30,542	$17,517	$30,542	$17,517